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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           Greg Manning Auctions, Inc.
  ---------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    563823103
                      ------------------------------------
                                 (CUSIP Number)

                             Michael A. Varet, Esq.
                        Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                          New York, New York 10020-1104
                                 (212) 835-6250
  ----------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 29, 2000
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                      SEC 1746 (12-91)

                                                          SCHEDULE 13D

CUSIP No.  699004107                                   Page 2 of 6 Pages
----------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Leon H. Liebman
----------------------------------------------------------------------------
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
----------------------------------------------------------------------------
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE

     QUIRED PURSUANT TO ITEMS 2(d) or 2(e)    |_|
----------------------------------------------------------------------------
----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
----------------------------------------------------------------------------
              --------------------------------------------------------------
              7   SOLE VOTING POWER

  NUMBER OF             379,620

              --------------------------------------------------------------
              --------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              0
              --------------------------------------------------------------
              --------------------------------------------------------------
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               379,620
              --------------------------------------------------------------
              --------------------------------------------------------------
    WITH      10  SHARED DISPOSITIVE POWER

                        0
              --------------------------------------------------------------
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            379,620
----------------------------------------------------------------------------
----------------------------------------------------------------------------
12    CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW  (11)  EXCLUDES  CERTAIN
      SHARES*                                                               |_|


----------------------------------------------------------------------------
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.86%
----------------------------------------------------------------------------
----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

            IN
  ----------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

           This  amends  the  Statement  on  Schedule  13D,   dated
October 29, 1998, as amended by Amendment Nos. 1 and 2 (the "Schedule 13D"), previously filed with the Securities and Exchange Commission by Leon H. Liebman (the "Reporting Person"), with respect to his beneficial ownership of common stock, $.01 par value per share, of Greg Manning Auctions, Inc., a Delaware corporation.

      Item 1.  Security and Issuer.

           This statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of Greg Manning Auctions, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 775 Passaic Avenue, West Caldwell, New Jersey 07006.

      Item 2.  Identity and Background.

           Response unchanged.

      Item 3.  Source and Amount of Funds or Other Consideration.

           Not applicable.

      Item 4.  Purpose of Transaction.

           Item 4 of Schedule 13D is supplemented as follows:

           Since January 31, 2000, the date on which the last reported sale by Reporting Person occurred, the Reporting Person has disposed of 107,800 shares of Common Stock through open market sales. Reporting Person currently intends to dispose of additional shares of Common Stock through open market sales. In addition, on March 29, 2000, Reporting Person sold 400,000 shares of Common Stock in a negotiated private transaction for an aggregate consideration of $5,200,000. See Item 6.

           Except  as  set  forth  in  the   preceding   paragraph,
Reporting Person does not have any present plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      Item 5.  Interest in Securities of the Issuer.

           (a)   As   of   March   29,   2000,   Reporting   Person
beneficially owns, an aggregate of 379,620 shares of Common Stock. The shares of Common Stock beneficially owned by Reporting Person represent 3.86% of the Common Stock outstanding, based on a total of 9,844,434 shares of Common Stock outstanding on March 29, 2000 (as reported in the Company's Form S-3, filed with the Securities and Exchange Commission on March 16, 2000).

           (b) Reporting Person has sole voting and dispositive power over all shares of Common Stock it holds.

           (c) Reporting Person made the following open market sales of Common Stock since the last transactions reported on
Schedule 13D:

           (1) on February 1, 2000, 13,000 shares at a price of $22.8173 per share;

           (2) on February 2, 2000, 5,000 shares at a price of $24.25 per share;

           (3) on February 2, 2000, 5,000 shares at a price of $24.0625 per share;

           (4) on February 2, 2000, 1,200 shares at a price of $24.6875 per share;

           (5) on February 7, 2000, 100 shares at a price of $22.9375 per share;

           (6) on February 14, 2000, 1,500 shares at a price of $21.5625 per share;

           (7) on February 14, 2000, 7,000 shares at a price of $23.00 per share;

           (8) on February 15, 2000, 7,300 shares at a price of $21.2586 per share;

           (9) on February 16, 2000, 1,900 shares at a price of $21.125 per share;

           (10) on March 1, 2000, 500 shares at a price of $18.625 per share;

           (11) on March 2, 2000, 1,500 shares at a price of $18.375 per share;

           (12) on March 2, 2000, 1,000 shares at a price of $19.00 per share;

           (13) on March 8, 2000, 1,000 shares at a price of $21.00 per share;

           (14) on March 10, 2000, 1,000 shares at a price of $22.125 per share;

           (15) on March 14, 2000, 1,000 shares at a price of $21.75 per share;

           (16) on March 15, 2000, 28,200 shares at a price of $20.6396 per share;

           (17) on March 17, 2000, 2,500 shares at a price of $19.50 per share;

           (18) on March 21, 2000, 10,000 shares at a price of $19.1438 per share;

           (19) on March 21, 2000, 5,000 shares at a price of $19.125 per share;

           (20) on March 22, 2000, 11,000 shares at a price of $19.25 per share; and

           (21) on March 24, 2000, 3,100 shares at a price of $18.75 per share.

           (d)  Not applicable.

           (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


      Item 6 of Schedule 13D is supplemented as follows:

      On March 28, 2000, the Reporting Person entered into a letter agreement with Greg Manning, Ronda Services Ltd. and
Sherleigh Associates Inc. Profit Sharing Plan (collectively, the "Purchasers"), pursuant to which the Reporting Person sold 400,000 shares of Common Stock to the Purchasers on that date at a price of $7.50 per share to Greg Manning, $14.75 per share to Ronda Services Ltd. and $15.00 per share to Sherleigh Associates Inc. Profit Sharing Plan. The Purchasers cash purchased the number of shares of Common Stock set forth below opposite their respective names for the consideration shown:

      Purchaser's Name             Number of Shares     Consideration
      ----------------             ----------------     -------------

      1.   Greg Manning                 100,000         $  750,000

      2.   Ronda Services Ltd.          200,000         $2,950,000

      3.   Sherleigh Associates Inc.    100,000         $1,500,000

           Profit Sharing Plan

      Pursuant to the letter agreement the Reporting Person has agreed with the Purchasers to limit his sale of shares of Common Stock through market transactions for a period of one year.

      A copy of the letter agreement is attached as Exhibit 7.1.

      Item 7.   Material to be Filed as Exhibits.

      Exhibit                  Description
      -------                  -----------

      7.1 Letter Agreement, dated March 29, 2000, between Leon H. Liebman, as Seller, and Greg Manning, Ronda Services Ltd. and Sherleigh Associates Inc. Profit Sharing Plan, as Purchasers.

                                SIGNATURE

           After   reasonable   inquiry  and  to  the  best  of  my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:   March 29, 2000  LEON H. LIEBMAN


                               By   /s/ Michael A. Varet
                                    Michael A. Varet
                                    Attorney-in-Fact